SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE
April 5, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Tonya Aldave
James Lopez

Re:	Aspen Insurance Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed February 1, 2024
File No. 333-276163
Ladies and Gentlemen:
On behalf of our client, Aspen Insurance Holdings Limited (“Aspen” or the “Registrant”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 20, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a second amendment to the Registration Statement (“Amendment No. 2”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

General
1.We note your response to prior comment 4 and reissue. Because CAGR only represents two discrete snapshots in time but does not show trends or events during the periods represented, please balance your disclosure by also including the annual rates for the periods represented and indicate that such growth trends may not continue.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure on pages 7, 11-13, 15, 141, 146, 148, 149 and 151 of Amendment No. 2.
Risk Factors, page 28
2.We note your response to prior comment 3. Please add a separately captioned risk factor describing your multiple class share structure, the disparate voting rights, and the risks the structure presents to investors.
Response: The Registrant acknowledges the Staff’s comment and has revised its disclosure to include a risk factor titled “Our multiple class share structure could impact our ability to engage in certain transactions, change the composition of the Board and prohibit us from paying dividends to our ordinary shareholders” on page 65 of Amendment No. 2.
Management’s Discussion and Analysis, page 82
3.We note your response to prior comment 7 and the revised disclosure on page 83 addressing macro effects of inflation. We note the discussion on page 31 regarding the current hard market cycle, which you indicate has been supported partly by inflation. We also note discussions on pages 34 and 35 regarding inflation and related economic factors potentially impacting, for example, reserves, the debt securities portfolio and policy holder loss costs. However, we are unable to locate revised disclosure in Management’s Discussion and Analysis other than the macro effects on page 83. Please revise the period-to-period analyses to address the extent to which inflation and related economic factors have materially impacted your financial condition, changes in financial condition and results of operations.
Response: In response to the Staff’s comment, the Registrant has added disclosure on pages 101-102, 104, 113-114 and 119 of Amendment No. 2. The Registrant respectfully advises the Staff that inflation and related economic factors have not otherwise materially impacted the Registrant’s period-to-period analyses of its financial condition, changes in financial condition or results of operations.
Conflicts Committee, page 179
4.We note your response to prior comment 12. We also note Apollo’s operations and interests in other entities engaged in insurance. Given Apollo’s control as described on page 23, please revise to address potential conflicts of interest and include risk factor disclosure as appropriate.
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on pages 22, 24-25, 58-60, 159 and 180 of Amendment No. 2, including a risk factor titled “Following this offering, we will continue to be controlled by Apollo, and Apollo’s interests may conflict with our interests and the interests of our other shareholders.”
Executive Compensation
Summary of Compensation, page 201
5.Please update your executive compensation disclosure for the 2023 fiscal year. Refer to Item 6.B. of Form 20-F.
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on page 182 of Amendment No. 2.
Principal and Selling Shareholders, page 202
6.We note your footnote (1) to the beneficial ownership table on page 203. Please disclose the natural person or persons who have voting and dipositive control over the shares held by Highlands Bermuda Holdco, Ltd.
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on pages 187-188 of Amendment No. 2.
Exclusive Jurisdiction, page 215
7.We note your response to prior comment 13 and reissue. Your revised disclosure on pages 62 and 215 appears to indicate that the exclusive jurisdiction provision does not apply to actions arising under the Securities Act or Exchange Act. If so, please revise to state this clearly here and on page 62. In addition, ensure that the exclusive forum provision in the governing documents also states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response: The Registrant acknowledges the Staff’s comment and has added disclosure on pages 68 and 200 to indicate that the exclusive jurisdiction provision does not apply to actions arising under the Securities Act or Exchange Act. Additionally, the Registrant advises the Staff that it will continue to include such clarifying statement in similar disclosures in future filings.
* * * *

If you have questions with respect to Amendment No. 2 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	David Amaro, Aspen Insurance Holdings Limited
Robert A. Ryan, Sidley Austin LLP
Adam M. Gross, Sidley Austin LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP